UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 1-14362

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

EXHIBIT

Number	Description of Document

99.1	Notice of Board Meeting

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to,” “will,” “is anticipated,” “plan to,” “estimate,” “believe,” “may,” “intend,” “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant’s actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: August 8, 2013

	By:	/s/ Guo Xiang Dong

	Name:	Guo Xiang Dong

	Title:	Company Secretary

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF BOARD MEETING

The Board of Directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) hereby announces that a meeting of the Board will be held at 9:30 a.m. on Thursday, 22 August 2013, to consider and approve, among other things, the publication of the announcement of the Company’s interim results for the 6 months ended 30 June 2013.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC

8 August 2013

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming